Exhibit 99.1

4 November 2008	For analyst and media enquiries please call Peter Baker on: (02) 8274 5239
US Plant Schedule Changes
James Hardie today announced plans to suspend production at its Fontana, California plant in response to the continued deterioration in the US housing market. Production at its Summerville, South Carolina plant is also being suspended. To ensure that the company has adequate supply of material to the East Coast markets once Summerville has shut down, the second line at the Pulaski, Virginia plant will be commissioned.
James Hardie’s CEO, Louis Gries, said: “The continuing decline in the US housing market has led to reduced capacity utilization of our US manufacturing plants. Although the business continues to run well, current and projected market demand cannot support our current plant network.”
The Fontana manufacturing plant has an annual production capacity of 175 million square feet but has been running at reduced operating levels since the market downturn. Production has been suspended at this plant because of the reduction in demand in the core area it services in the US southwest. The plant employs 60 people.
The Summerville manufacturing plant has also been running at reduced operating levels. The plant will re-open when market demand returns to acceptable levels. During the shut-down, the appropriate future product mix for the plant will be determined, potentially incorporating some of the company’s newer differentiated products. The Summerville plant employs 67 people.
Mr Gries said: “Today’s decision is extremely difficult because it affects 127 of our employees. However, it is no reflection on their achievements and dedication. It is a reflection of the severe housing market downturn.”
The company will not be booking impairment charges against these closures as it intends to re-open both plants when market conditions permit.
Ends

Media/Analyst Enquiries:
Peter Baker
Executive Vice President — Asia Pacific

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission (which we refer to as the SEC), on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
■	expectations about the timing and amount of payments to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

■	statements regarding tax liabilities and related audits and proceedings;

■	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

■	expectations concerning indemnification obligations;

■	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

■	expectations that our credit facilities will be extended or renewed;

■	expectations concerning dividend payments;

■	projections of our results of operations or financial condition;

■	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

■	statements about our future performance; and

■	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the SEC, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; risks of conducting business internationally; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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